Amendment No. 1
to
Form 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of . . . . . . May 2002

.........Teva Pharmaceutical Industries Limited..........
(Translation of registrant's name into English)

..............5 Basel Street, P.O. Box 3190...............
................Petach Tikva 49131, Israel................
(Address of principal executive offices)

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K/A is being filed to correct a typographical error in the line item "Accounts payable and accruals" contained in the Registrant's condensed consolidated balance sheet as of December 31, 2001, as initially filed on May 15, 2002. All other items, including the totals contained in such balance sheet, are not affected.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(An Israeli Corporation)
INDEX

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in millions, except earnings per ADR)
(Unaudited)

	Three Months Ended March 31,	
	2002	2001
Sales	$ 545.1	$ 490.9
Cost of Sales	306.6	293.9
Gross Profit	238.5	197.0
Research and development expenses:		
Total expenses	40.0	38.6
Less - grants and participations	4.9	10.6
	35.1	28.0
Selling, general and administrative expenses	95.2	90.1
Operating income	108.2	78.9
Financial expenses – net	6.0	8.8
Other income – net	1.7	2.1
Income before income taxes	103.9	72.2
Provision for income taxes	18.3	16.8
	85.6	55.4
Share in Profits (losses) of associated companies	0.5	(0.2)
Minority interests	(0.5)	(0.4)
Net income	$ 85.6	$ 54.8
Earnings per ADR:		
Basic	$ 0.65	$ 0.41
Diluted	$ 0.64	$ 0.40
Weighted average number of ADRs (in millions):		
Basic	132.2	132.2
Diluted	140.4	140.4

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in millions)

	March 31, 2002	December 31, 2001
	Unaudited	**Audited**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 653.8	$ 768.9
Short-term investments	10.7	21.2
Accounts receivable:		
Trade	643.1	651.2
Other	154.1	166.4
Inventories	601.0	570.2
Total current assets	2,062.7	2,177.9
Investments and other assets	310.6	141.9
Property, plant and equipment, net	543.7	554.2
Intangible assets, net	597.4	586.2
Total assets	$3,514.4	$3,460.2
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term credit – mainly from banks	$ 155.3	$ 206.5
Accounts payable and accruals	558.9	531.6
Total current liabilities	714.2	738.1
Long-term liabilities:		
Deferred income taxes	46.1	39.0
Employee related obligations	51.6	53.3
Loans and other liabilities	342.4	336.9
Convertible senior debentures	910.0	910.0
Total long-term liabilities	1,350.1	1,339.2
Total liabilities	2,064.3	2,077.3
Minority interests	2.7	2.2
Shareholders' equity:		
Ordinary shares of NIS 0.10 par value; March 31, 2002 and December 31, 2001: authorized-498,586,000 shares; issued and outstanding – 128,096,000 shares and 128,086,000 shares, respectively	31.0	31.0
Additional paid-in capital	480.4	480.6
Deferred compensation	(0.2)	(0.2)
Retained earnings	1,044.4	970.4
Accumulated other comprehensive loss	(64.6)	(58.5)
Cost of company shares held by subsidiaries – March 31, 2002 and December 31, 2001 – 2,250,000 ordinary shares and 2,257,000 ordinary shares, respectively	(43.6)	(42.6)
Total shareholders' equity	1,447.4	1,380.7
Total liabilities and shareholders' equity	$3,514.4	$3,460.2

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in millions)
(Unaudited)

	Three Months Ended March 31,	
	2002	**2001**
Cash flows from operating activities:		
Net Income	$ 85.6	$ 54.8
Adjustments to reconcile net income to net cash provided by operating activities:		
Income and expenses not involving cash flows	19.6	24.0
Changes in certain assets and liabilities	(2.2)	8.2
Net cash provided by operating activities	103.0	87.0
Cash flows from investing activities:		
Purchase of property, plant and equipment	(27.4)	(23.4)
Acquisition of know-how, patents and product rights	(1.6)	(2.6)
Proceeds from sale of property, plant and equipment	7.9	0.4
Acquisition of long-term investments and other assets	(157.5)	(0.3)
Net decrease (increase) in short-term investments	10.4	(3.5)
Net cash used in investing activities	(168.2)	(29.4)
Cash flows from financing activities:		
Proceeds from exercise of options by employees	0.8	0.9
Cost of acquisition of Company shares, net of proceeds from sale	(0.9)	(2.2)
Long-term loans received	4.8	-
Discharge of long-term loans and other long-term liabilities	(0.2)	(4.1)
Net decrease in short-term credit	(43.4)	(109.8)
Dividends paid	(10.5)	(6.6)
Net cash used in financing activities	(49.4)	(121.8)
Translation differences on cash balances of certain subsidiaries	(0.5)	(3.3)
Net decrease in cash and cash equivalents	(115.1)	(67.5)
Cash and cash equivalents at beginning of period	768.9	420.6
Cash and cash equivalents at end of period	$ 653.8	$ 353.1

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial condition and results of operations of Teva Pharmaceutical Industries Limited (the "Company" or "Teva"). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company's audited consolidated financial statements included in the Company's report on Form 20-F, as filed with the Securities and Exchange Commission. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Earnings per American Depository Receipt ("ADR"):

Basic earnings per ADR are computed by dividing net income by the weighted average number of ADRs/ordinary shares and ordinary "A" shares (including special shares exchangeable into ordinary shares), outstanding during the period, net of Company shares held by subsidiaries.

In computing diluted earnings per ADR, basic earnings per ADR are adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the convertible senior debentures due 2005, using the if-converted method, by adding to net income interest expense on these debentures and issuance costs, net of tax benefits, and by adding the weighted average number of shares issued upon assumed conversion of these debentures (no account was taken of the potential dilution that could occur upon the conversion of the convertible senior debentures due 2021, since as at March 31, 2002, the conditions necessary for conversion of such debentures have not been satisfied); and (2) the exercise of options granted under employee stock option plans, using the treasury stock method.

NOTE 3 – Inventories:

Inventories consisted of the following:

	March 31, 2002	December 31, 2001
	U.S. dollars in millions	
Raw and packaging materials	$ 159.0	$ 137.6
Products in process	135.6	117.4
Finished products	259.7	272.8
Purchased products	29.7	32.5
	584.0	560.3
Materials in transit and payments on account	17.0	9.9
	$ 601.0	$ 570.2

NOTE 4 – Comprehensive income:

Comprehensive income for the Company is as follows:

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
	U.S. dollars in millions	
Net income	$ 85.6	$ 54.8
Unrealized holding gains (losses) on available-for-sale securities, net	(5.2)	0.2
Translation of non-dollar-currency financial statements of subsidiaries and associated companies	(0.9)	(21.9)
	$ 79.5	$ 33.1

NOTE 5 – Financial information by business segment:

a. Financial data relating to reportable operating segments:

	Pharmaceutical	API*	Other	Total
	U.S. dollars in millions			
Three month period ended March 31, 2002:				
Sales:				
To unaffiliated customers	$ 478.9	$ 61.5	$ 4.7	$ 545.1
Intersegment	-	46.4	0.1	46.5
Total sales	$ 478.9	$ 107.9	$ 4.8	$ 591.6
Operating income	$ 86.3	$ 44.3	-	$ 130.6
Three month period ended March 31, 2001:				
Sales:				
To unaffiliated customers	$ 439.6	$ 46.4	$ 4.9	$ 490.9
Intersegment	-	37.1	0.1	37.2
Total sales	$ 439.6	$ 83.5	$ 5.0	$ 528.1
Operating income	$ 70.0	$ 28.5	$ 0.5	$ 99.0

* Active Pharmaceutical Ingredients

b. Following is a reconciliation of operating income and assets of the reportable segments to the data included in the condensed consolidated financial statements:

	Three Months Ended March 31,	
	2002	**2001**
	U.S. dollars in millions	
Total operating income of reportable segments	$ 130.6	$ 98.5
Other	-	0.5
Amounts not allocated to segments:		
Profits not yet realized	(11.3)	(8.6)
General and administration expenses	(9.2)	(9.3)
Other expenses	(1.9)	(2.1)
Financial expenses – net	(6.0)	(8.8)
Other income – net	1.7	2.0
Consolidated income before income taxes	$ 103.9	$ 72.2

NOTE 6 - Goodwill And Other Intangible Assets:

On January 1, 2002 (the "transition date"), the Company adopted Financial Accounting Standards ("FAS") No. 141 of the Financial Accounting Standards Board of the United States, "Business Combinations" and FAS 142, "Goodwill and Other Intangible Assets".

FAS 141 supersedes Accounting Principles Board Opinion ("APB") 16, "Business Combinations". Among the most significant changes made by FAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; and (2) establishing specific criteria for the recognition of intangible assets separately from goodwill.

The adoption of FAS 141 resulted in the reclassification, on the transition date, of assembled workforce with a carrying value of $3.8 million net of income taxes to goodwill, as assembled workforce does not meet the criteria for a separately identifiable intangible asset under this new accounting standard.

FAS 142 supersedes APB 17, "Intangible Assets". Among the most significant changes made by FAS 142 are: (1) goodwill and intangible assets with indefinite lives will no longer be amortized; and (2) goodwill and intangible assets deemed to have an indefinite life will be tested for impairment at least annually.

Upon the adoption of FAS 142, a review was performed of the remaining estimated useful lives for all recorded intangible assets. As a result of this review, marketing rights with a carrying value of $29.6 million were determined to have an indefinite life, as this intangible asset relates primarily to a tradename. This intangible asset, which will no longer be amortized beginning January 1, 2002, was tested for impairment, on the transition date, in accordance with the provisions of FAS 142, and was determined not to be impaired.

The Company will complete the initial assessment of goodwill impairment at the reporting unit level, in accordance with the provisions of FAS 142, by June 30, 2002. The Company does not believe a material impairment will be recognized upon completion of this initial assessment.

Hereafter are certain unaudited pro forma consolidated statement of income data for the three months ended March 31, 2001, as if the adoption of FAS 141 and FAS 142 occurred on January 1, 2001:

	Three Months Ended March 31,
	U.S. dollars in millions (except earnings per ADR)
	(Unaudited)
Net income:	
As previously reported	$ 54.8
Add - amortization net of taxes*	4.6
As adjusted	$ 59.4
Earnings per ADR - basic:	
As previously reported	$ 0.41
Add - amortization net of taxes*	0.04
As adjusted	$ 0.45
Earnings per ADR - diluted:	
As previously reported	$ 0.40
Add - amortization net of taxes*	0.03
As adjusted	$ 0.43

*Amortization of goodwill, assembled workforce and marketing rights, the amortization of which was discontinued as of January 1, 2002.

NOTE 7 – Subsequent Events:

a. On April 4, 2002 Teva announced that it has reached an agreement with Bayer Pharma S.A. to acquire Bayer Classics S.A., its French generic pharmaceutical marketing company and related manufacturing facility for a purchase price of €97 million. The transaction is expected to close during the second quarter of 2002, subject to receipt of approval from the French Health authorities.

b. At the annual general meeting of shareholders held on April 22, 2002, it was resolved to increase the authorized share capital of the Company by NIS 50,000,000 comprising 500,000,000 shares of NIS 0.1 each. Total authorized capital will amount to 1 billion shares.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the consolidated financial statements, the related notes to the consolidated financial statements and the Operating and Financial Review and Prospects included in Teva's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes to such unaudited interim condensed consolidated financial statements.

Except for historical information contained in this report, the matters discussed below are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, the impact of pharmaceutical industry regulation, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC").

Teva undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are advised, however, to consult any additional disclosures that Teva may make in its Reports on Form 6-K to the SEC.

Results of Operations

Comparison of Three Months Ended March 31, 2002 to Three Months Ended March 31, 2001

General

The most significant trends affecting the results of the first quarter of 2002, as compared to the comparable period in 2001, as well as the most significant milestones during the first quarter of 2002, were:

- Significant growth in North American sales, both of generic products launched since the third quarter of 2001 (the most significant being Nabumetone, Metformin and Calcitriol) and increased sales of Copaxone®, which were the principal drivers of growth between the two comparable quarters.

- A more profitable product mix, an improved pricing environment mainly in the United States and continued manufacturing synergies, which resulted in substantially better gross margins.

- Substantially lower interest expenses resulting from: (1) the issuance of $360 million of 0.75% convertible senior debentures in August 2001; and (2) interest income generated by the proceeds of such financing and cash generated from operations.

- A lower tax rate reflecting a favorable mix in the sources of Teva's income, including increased sales of Copaxone®.

Other significant events:

- Copaxone®:

    - Continued growth in North American sales and initial sales in Europe following the approval in 2001 under the European Union's Mutual Recognition Procedure.

    - Teva's decision with H. Lundbeck A/S ("Lundbeck") to continue the joint development of oral Copaxone® through additional pre-clinical and clinical pharmacology studies.

    - Subsequent to the quarter: (1) Teva launched the pre-filled, ready-to-use syringe in the United States and Canada and (2) Copaxone® became available to U.K. multiple sclerosis ("MS") patients meeting the criteria under the National Health Service scheme.

- Teva's agreement with Bayer Pharma S.A. to acquire Bayer Classics S.A., its French generic pharmaceutical marketing company, and related manufacturing facility for a purchase price of Euro 97 million.

- On April 22, 2002, Israel Makov succeeded Eli Hurvitz as Teva's President and Chief Executive Officer and Mr. Hurvitz was appointed Chairman of the Board.

The following table sets forth certain financial data presented as a percentage of sales and the percentage change, for the periods indicated. As a result of the adoption of FAS 142, first quarter 2002 is the first quarter in which selling, general and administrative expenses do not include the amortization of goodwill. In accordance with FAS 142, no adjustment has been made to the figures in this table for the comparable period of 2001.

	Percentage of Sales Three months ended March 31,		Period to Period Percentage
	2002	2001	Change
Sales	100.0%	100.0%	11.0%
Gross Profit	43.8%	40.1%	21.1%
Research and Development Expenses:			
Total expenses	7.3%	7.9%	3.6%
Less grants & participations	(0.9%)	(2.2%)	(53.8)%
R&D Expenses — net	6.4%	5.7%	25.4%
Selling, General and Administrative Expenses	17.5%	18.3%	5.7%
Operating Income	19.9%	16.1%	37.1%
Financial Expenses — net	1.1%	1.8%	(31.8%)
Other Income — net	0.3%	0.4%	(19.0%)
Income Before Income Taxes	19.1%	14.7%	43.9%
Net Income	15.7%	11.2%	56.2%

After adjusting first quarter 2001 results to exclude the amortization of goodwill, net income as a percentage of sales for such period would be 12.1% and the period to period percentage change would be 44.1%.

Sales – General

Consolidated sales for the quarter ended March 31, 2002 were $545 million, an increase of 11% over the comparable quarter of 2001. This was achieved despite the devaluation between these quarters of the local currencies in most of Teva's major markets (other than the United States) relative to the U.S. dollar.

Consolidated sales by geographic areas and business segments were as follows:

Sales By Geographical Areas

Sales for the Period	U.S. Dollars In Millions First Quarter, 2002	2001	% Change	% of Total
North America	338.1	291.7	15.9%	62.0%
Europe	127.9	115.9	10.4%	23.5%
Rest of the World	79.1	83.3	(5.0%)	14.5%
Total	**545.1**	**490.9**	**11.0%**	**100.0%**

Sales By Business Segments

Sales for the Period	U.S. Dollars In Millions First Quarter, 2002	2001	% Change	% of Total
Pharmaceuticals	478.9	439.6	8.9%	87.9%
A.P.I. *	61.5	46.4	32.5%	11.3%
Other	4.7	4.9	(4.1%)	0.8%
Total	**545.1**	**490.9**	**11.0%**	**100.0%**

*Third party sales only.

Pharmaceutical Sales

Sales for the Period	U.S. Dollars In Millions First Quarter, 2002	2001	% Change	% of Total
North America	303.4	267.4	13.5%	63.3%
Europe	104.3	97.9	6.5%	21.8%
Rest of the World	71.2	74.3	(4.2%)	14.9%
Total	**478.9**	**439.6**	**8.9%**	**100.0%**

Pharmaceutical Sales

Teva's total pharmaceutical sales during the quarter ended March 31, 2002 were $479 million, comprising approximately 88% of Teva's total revenue and representing an increase of 9% over the first quarter of 2001.

North America

Pharmaceutical sales in North America for the quarter ended March 31, 2002 reached $303 million, an increase of 14% over the comparable quarter of 2001. This increase was attributable to the sales of new generic products (the most significant being Nabumetone, Metformin and Calcitriol), and increased sales of Copaxone®. This increase in North American pharmaceutical sales was primarily a result of an increase in sales in the United States, which was partially offset by a decrease in Canadian sales due to Teva's decision to discontinue the sale of certain unprofitable products.

According to IMS data, during the quarter ended March 31, 2002 Teva's U.S. subsidiary ranked first among all generic pharmaceutical companies, and second among all pharmaceutical companies, in the United States both in terms of new and total prescriptions.

The following is a listing of the ANDA approvals Teva received from the U.S. FDA since the beginning of 2002:

Generic Product Name	Approval Date	Innovator Product Brand Name
Fluoxetine 20, 40 mg	January 2002	Prozac®
Fluoxetine HCl 10 mg	January 2002	Prozac®
Metformin 500, 850 mg	January 2002	Glucophage®
Tramadol 50 mg	January 2002*	Ultram®
Mirtazapine 15, 30, 45 mg	January 2002*	Remeron®
Quinapril 5, 10, 20, 40 mg	February 2002*	Accupril®
Buspirone HCl 5, 10, 15 mg	February 2002	Buspar®
Fenofibrate 67 mg	April 2002*	Tricor®
Fenofibrate 134, 200 mg	April 2002	Tricor®

* Tentative approval/approvable.

As of April 30, 2002, 62 product applications, some significant, were awaiting FDA approval. These include 13 applications for which tentative FDA approval has already been granted. Collectively, the products covered by these 62 applications had a corresponding U.S. annual branded sales exceeding $22 billion. Forty-one of these 62 applications awaiting

FDA approval were submitted pursuant to a Paragraph IV procedure. To the extent that Teva was the first to file such Paragraph IV certifications, it should be eligible for 180-day marketing exclusivity upon receipt of FDA approval for the related generic product.

Europe

Pharmaceutical sales in Europe were $104 million in the quarter ended March 31, 2002, an increase of approximately 7% over the first quarter of 2001. This increase was due primarily to the launch and initial sales of Copaxone® in several European countries, with the most significant being Germany. The increased sales were achieved despite the 5% devaluation of the Euro relative to the U.S. dollar (average compared to average) between the quarters. Teva also benefited from improved sales in both the Netherlands, as a result of the launch of new products, and in the United Kingdom, where price levels stabilized and Teva increased its unit sales. In Hungary, prices were higher than in the comparable quarter of 2001, as a two-year price freeze was partially lifted in July 2001. In March 2002, Teva sold its Hungarian vaccine facility to SmithKline Beecham, the facility's major customer.

Israel

Israeli pharmaceutical sales, which accounted for 10% of consolidated sales this quarter, totaled $57 million, representing an increase of 1% over the first quarter of 2001. This occurred despite the 12% devaluation of the New Israeli Shekel (NIS) relative to the U.S. dollar (average compared to average) between the quarters.

Copaxone®

During the first quarter of 2002, global in-market sales of Copaxone®, Teva's leading drug, totaled $109 million, an increase of 47% over the comparable quarter of 2001. Sales in the United States accounted for less than 80% of those sales for the first time, reflecting the launch in various European markets since the fourth quarter of 2001. According to IMS monthly data, Copaxone® achieved a U.S. market share of approximately 28% in March 2002.

In Europe, Copaxone® commenced its initial sales following its launch in several countries, including Germany, Austria, the Netherlands and the Nordic countries. In May 2002, Copaxone® became available to U.K. MS patients meeting the criteria under the National Health Service scheme.

Sales of Active Pharmaceutical Ingredients (API)

API sales to third parties during the quarter ended March 31, 2002 were approximately $61 million, representing 11% of Teva's consolidated sales for the quarter. This reflected a 33% increase over the same period last year, with Lovastatin being the major contributor to the increase. Intercompany API sales to Teva's pharmaceutical units increased 25% to a total of $46 million, representing 43% of total API sales. API sales to third parties combined with intercompany API sales amounted to $108 million, an increase of 29% over the comparable quarter of 2001.

Gross Profit

The gross profit margin for the quarter was 43.8% compared to an average 2001 gross margin of 40.8% and a 40.1% margin in the comparable quarter of 2001. During 2001, the gross margin increased gradually to 42.3% in the fourth quarter of 2001. The higher gross margin reflected this quarter's very favorable product mix as well as an improved pricing environment mainly in the United States and continued manufacturing synergies. While Teva's gross margins are experiencing an upward trend, the level achieved in the first quarter of 2002 is not necessarily indicative of what Teva expects to be able to achieve in the coming quarters.

Research and Development (R&D)

Gross R&D expenses during the quarter ended March 31, 2002 amounted to $40 million, an increase of approximately 4% as compared to the same period last year. Net R&D expenses, which amounted to $35 million in the first quarter of 2002, were 25% higher than during the comparable quarter of 2001. In the first quarter of 2002, participations in R&D expenses were significantly lower, reflecting lower innovative R&D spending and a corresponding decrease in third party participations under Teva's agreements with its strategic partners. Teva decided with Lundbeck, its strategic partner, to continue the joint development of oral Copaxone® through additional pre-clinical and clinical pharmacology studies. During the period, Teva's Phase III studies for its Parkinson's products, as well as for the use of Copaxone® for primary progressive MS, proceeded according to plan.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses as a percentage of sales were 17.5% compared to 18.3% in the comparable quarter of 2001. As a result of the adoption of FAS 142, first quarter 2002 is the first quarter in which SG&A expenses exclude the amortization of goodwill. This decrease was substantially offset by an additional provision of $3 million for doubtful debts in Argentina.

Financial Expenses

Net financial expenses in the quarter decreased by 32% to $6 million, as compared with the same period last year, mainly due to reduced interest expenses resulting from the $360 million of convertible senior debentures issued in August 2001 and interest income generated by the proceeds of such financing and cash generated from operations.

Tax Rate

The rate of tax for the first quarter of 2002 was 17.6%, as compared to 23.3% in the first quarter of 2001 and 19.6% for the entire 2001. The rate of tax fluctuates with the source of taxable income. The lower tax rate for the first quarter of 2002 reflected a favorable mix in the sources of Teva's income, including increased sales of Copaxone®, and favorable tax rates in Hungary. The provision for income tax for the first quarter of 2002 was calculated based on the expected annual tax rate for the full year 2002.

Net Income

Net income for the quarter ended March 31, 2002 totaled $86 million, or $0.64 per share fully diluted, an increase over the comparable quarter of 2001 of 56% and 60%, respectively. Net income as a percentage of sales was 15.7% in the first quarter of 2002, as compared to 11.2% in the comparable quarter of 2001. After adjusting first quarter 2001 results to exclude amortization of goodwill (as required under FAS 142 beginning first quarter 2002), net income and EPS fully diluted increased by 44% and 49%, respectively.

Critical Accounting Policies

The preparation of Teva's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. Teva bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva evaluates on an ongoing basis include those related to sales, income tax and litigation. Teva's actual results could differ from these estimates under different assumptions or conditions. Please refer to Note 1 to Teva's financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2001 for a summary of all of Teva's significant accounting policies.

Impact of Currency Fluctuations and Inflation

Because Teva's results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and local currencies – mainly the Euro, New Israeli Shekel (NIS), Canadian Dollar, Pound Sterling and Hungarian Forint – affect Teva's results. During the reported quarter, the devaluation of the Euro as against the U.S. dollar continued. The Euro devalued relative to the U.S. dollar by 5% relative to the comparable quarter last year (average compared with average). The Hungarian Forint revalued by approximately 3%, and the Pound Sterling devalued by approximately 2%. While sales in Europe were fully exposed to the weakening Euro, the impact on net income was mitigated by the fact that costs in dollar terms also declined. Additional natural hedging was achieved by purchases of raw materials in Euro currency for use in non-European production.

Similarly in Israel, the dollar value of local sales was affected by the devaluation of the NIS by 12% between the comparable quarters. However, as Teva's Israeli production was both for local and foreign markets, its NIS-denominated expenses exceeded its NIS-denominated income. As a result, the impact of this devaluation on Teva's bottom line was positive.

Liquidity and Capital Resources

On March 31, 2002, Teva's working capital was $1.35 billion, as compared to $1.44 billion at December 31, 2001. Cash and cash equivalents at March 31, 2002 amounted to $654 million, as compared to $769 million at December 31, 2001. The main changes affecting the working capital in the quarter were: (1) a conversion of approximately $150 million of cash equivalents to a long-term investment; (2) an approximate $50 million decrease in short-term borrowing; and (3) an approximate $30 million increase in inventories in line with Teva's policy to increase inventories closer to its end customers.

Net cash provided by operations for the first quarter of 2002 amounted to $103 million, as compared with $273 million generated during all of 2001.

Purchase of property, plant and equipment in the first quarter of 2002 amounted to $27 million, compared to $23 million in the comparable quarter last year and in line with the 2001 quarterly average. Depreciation and amortization amounted to $24 million in the first quarter of 2002, as compared to $28 million in the comparable quarter of 2001. The 2001 figure included amortization of goodwill in an amount of $4.6 million, which has been excluded from the 2002 figure as a result of the adoption of FAS 142.

Teva's principal sources of short-term liquidity are its existing cash and internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term.

Teva continues to review additional opportunities to acquire companies in the generic industry and to acquire complementary technologies or product rights. To the extent that any such acquisitions involve cash payments rather than the issuance of shares, they may require Teva to draw upon its credit lines available from Israeli and other banks, or may involve raising additional funds from debt or equity markets.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the "Quantitative and Qualitative Disclosures About Market Risk" section (Item 11) in Teva's Annual Report on Form 20-F for the year ended December 31, 2001.

During the first quarter of 2002, Teva entered into a swap agreement with respect to its series of $75 million principal amount of senior notes due 2008. As a result of this agreement, Teva will pay a floating rate based on LIBOR plus a certain margin on these notes, rather than a fixed rate of 6.87%.

LEGAL PROCEEDINGS

Reference is made to the "Legal Proceedings" section in Teva's Annual Report on Form 20-F for the year ended December 31, 2001. There were no material developments to such legal proceedings during the quarter ended March 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Teva Pharmaceutical
Industries Limited
....
(Registrant)

By: [signature]
Dan Suesskind
Chief Financial Officer

Date: June 18, 2002